UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
18 February 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Chimerix, Inc.

File Nos. 333-187145 and 1-35867

CF# 33326

Chimerix, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting extensions of multiple previous grants of confidential treatment for information it excluded from the Exhibits to Form S-1 filed on March 8, 2013; Form 10-Q filed on August 14, 2013; Form 10-Q filed on November 7, 2014; and Form 10-K filed on March 6, 2015.

Based on representations by Chimerix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	File No.	Filed on	Confidential Treatment Granted Through
10.19	S-1	333-187145	March 8, 2013	January 30, 2019
10.20	S-1	333-187145	March 8, 2013	February 16, 2019
10.21	S-1	333-187145	March 8, 2013	January 30, 2019
10.1	10-Q	1-35867	August 14, 2013	February 16, 2019
10.2	10-Q	1-35867	November 7, 2014	February 16, 2019
10.32	10-K	1-35867	March 6, 2015	February 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary